

Brookdale Transactions
November 2, 2017

The Solana Vintage Park
Houston, Texas

Transaction Highlights

- Reduces Brookdale Senior Living Inc. ("Brookdale") concentration on a pro forma basis to approximately 15.7% following anticipated future sales and transitions [1]

- Improves Brookdale triple-net lease portfolio EBITDAR coverage on a pro forma basis to approximately 1.28x for the twelve months ended September 30, 2017 [2]

- Diversifies and enhances operator relationships by transitioning certain communities to other operators; top 3 operator / tenant concentration drops from approximately 40% to 29% [3]

- Strengthens HCP's balance sheet and credit profile by reducing net debt / adjusted EBITDA to below 6.0x over time and decreasing tenant concentration [3]

- Enhances HCP's differentiated private pay portfolio with 54% Medical Office / Life Science and 39% Senior Housing [3]

- Simplifies HCP's ownership structure by reducing the number of assets held in joint ventures

- Strengthens Brookdale relationship with a targeted, high-quality portfolio

1. See page 4 for additional information.
2. See page 5 for additional information.
3. See page 6 for additional information.

Transaction Overview

Brookdale Transactions

Initial Transactions Expected to Close in 3-6 Months

- Brookdale to acquire 6 assets from HCP for $275 million

- HCP to acquire Brookdale's 10% interest in RIDEA I & III joint ventures for $99 million combined

Future Transactions Expected to Close Throughout 2018

- HCP has been granted the right to terminate management agreements on up to 36 SHOP assets and triple-net lease agreements on up to 32 assets
  - HCP can sell or transition these assets to third parties
  - Brookdale agreed to waive fees on these management agreement terminations

Other Transaction Terms

- Remaining Brookdale triple-net leased portfolio of 44 assets to be consolidated into one master lease

- $5 million rent reduction effective 1/1/2018

- HCP received rights to terminate our remaining SHOP management agreements at any time, subject to a maximum payment equal to 3 years of management fees

- Eliminates HCP's sole and absolute change in control ("CIC") consent rights, which offers Brookdale more flexibility around any future entity-level transactions

- However, in the event of a CIC, HCP would have the right to exit all SHOP and CCRC assets (at no cost) and would receive additional financial and lease coverage covenants for the remaining triple-net leased assets

RIDEA II Sale

- HCP will sell its remaining investments in RIDEA II (49 properties) to Columbia Pacific Advisors, LLC ("CPA") for $332 million
  - HCP initially sold a 40% interest in RIDEA II to CPA in January 2017
- Transaction expected to close in 3-6 months

Two Part Transaction

- Initial transactions expected to generate total net proceeds of approximately $500 million

- Future Brookdale transactions expected to generate an additional $600 - $900 million of proceeds over the course of 2018 [1]

- Total proceeds from future transactions will depend on the mix of asset sales and transitions to new operators

	Initial Transactions (55 Assets)				Anticipated Future Transactions (Up to 68 Assets)	
	HCP Acquires Brookdale Joint Venture Interests	Brookdale Acquires 2 NNN Assets	Brookdale Acquires 4 SHOP Assets	CPA Acquires HCP's RIDEA II Investments	Asset Sales	Transitions
Assumptions						
Assets	N/A	2	4	49 [2]	40-60%	40-60%
Time to Complete	3-6 Months	3-6 Months	3-6 Months	3-6 Months	2018	2018
Cap Rate [3]	6.5%	6.5%	6.5%	7.1% [4]	6.5% - 7.5%	N/A
Total Proceeds						
Proceeds / (Cost) to HCP	($99M)	$35M	$239M	$332M	$600 - $900M	N/A

1. Excludes the previously announced planned sale or transition of 25 triple-net properties, and assumes approximately 40% - 60% of the Cash NOI related to the 36 SHOP assets and 32 triple-net leased assets (future transactions) is sold at a cap rate of 6.5% - 7.5%.
2. Includes 46 assets managed by Brookdale and 3 assets managed by Grace Management.
3. Cap rates based on Trailing Twelve Month EBITDAR.
4. 7.1% cap rate based on an average gross portfolio value of $868M. Gross portfolio value represents an average of the original purchase transaction in January 2017 and the sale transaction announced on 11/2/2017.

Reduces Concentration & Solidifies Brookdale Relationship

		IL / AL SHOP	Triple-Net	CCRC JV	TOTAL
Current Brookdale Exposure [1]	Assets	106	78	15	199
	3Q 2017 Cash NOI	$40M	$32M	$14M	$86M
% HCP NOI [2]		12.7%	9.9%	4.4%	27.0%
Transaction Adjustments	Initial Sales	46 RIDEA II Assets [3] 4 Brookdale Assets	2 Brookdale Assets	No Change	46 RIDEA II Assets [3] 6 Brookdale Assets
	Anticipated Future Transactions	36 Sell/Transition Assets	32 Sell/Transition Assets		68 Sell/Transition Assets
Pro Forma Brookdale Exposure [4]	Assets	20	44	15	79
	3Q 2017 Cash NOI	$13M	$18M	$14M	$45M
% HCP NOI [2]		4.7%	6.2%	4.8%	15.7%

1. Pro forma for the previously announced planned sale or transition of 25 triple-net properties.
2. Concentrations based on total HCP Cash NOI and Interest Income.
3. Excludes 3 RIDEA II assets currently managed by Grace Management.
4. Pro forma Brookdale exposure assumes approximately 50% of the Cash NOI related to the 36 SHOP assets and 32 triple-net leased assets (future transactions) is sold at a cap rate of 6.5% - 7.5%. Triple-net 3Q 2017 Cash NOI pro forma for quarterly reduction of rent ($5 million annually).

Demonstrated Track Record of Execution



HCP's Brookdale Exposure Over Time (% of HCP Cash NOI & Interest Income)

Announced Transactions

Remaining Brookdale Assets

34.2%

(7.2%)

27.0%

(3.5%)

(7.8%)

15.7%

IL / AL SHOP (5% / 20 assets)
- 92% Occupancy [4]
- 39% Cash NOI Margin [4]

NNN (6% / 44 assets)
- 1.48x TTM EBITDARM Coverage [5]
- 1.28x TTM EBITDAR Coverage [5]
- 89% Occupancy

CCRC JV (5% / 15 assets)

4Q 2016 Post-Spin | 2017 YTD [1] | 3Q 2017 | Initial Transactions [2] | Future Sales & Transitions [3] | Target Pro Forma

1. Includes impact of Brookdale 64 transaction (1Q 2017), initial sale of 40% interest in RIDEA II to CPA (1Q 2017) and the previously announced sale or transition of 25 properties. Concentration additionally impacted by other asset purchases / sales and operating performance of assets.
2. Includes sale of HCP's remaining 40% interest in RIDEA II to CPA, the sale of 6 assets to Brookdale and the $5 million reduction in rent on the remaining Brookdale triple-net portfolio.
3. Assumes approximately 50% of the Cash NOI related to the 36 SHOP assets and 32 triple-net leased assets (future transactions) is sold at a cap rate of 6.5% - 7.5%.
4. Excludes non-same store properties.
5. Data was derived from information provided by operator without independent verification by HCP.

Enhances HCP's Differentiated Portfolio

	HCP 3Q 2016	Targeted Pro Forma HCP (1)
Portfolio Summary (% Cash NOI & Interest Income)	 SNF 26% SH NNN 22% SH SHOP 13% LS 15% MOB 14% Other 10%	 Other 7% SH NNN 19% SH SHOP 20% LS 27% MOB 27%
Medical Office & Life Science	29% } 64%	54% } 93%
Senior Housing	35%	39%
Other	10%	7%
SNFs	26%	0%
% Private Pay	78%	96%
Top 3 Tenant Concentration	54%	29%
Mezzanine Loan Investments	$719 million	$0
International Investments	$850 million	$0
Net Debt / Adjusted EBITDA	6.5x (2)	<6.0x

1. Percentages by segment represent 3Q 2017 Cash NOI plus Interest Income, including $3 million of quarterly stabilized Cash NOI from our Hayden (life science asset) acquisition, while excluding $18 million of quarterly Cash NOI and Interest Income from our UK investments (marketing for sale) and Tandem Consulate Health Care debt investment (under contract to sell). Assumes proceeds from UK and Tandem sales are invested equally in SHOP, Medical Office and Life Science assets at a blended cap rate of 5.5%. Assumes approximately 50% of the Cash NOI related to the 36 SHOP assets and 32 triple-net leased assets (future transactions) is sold and approximately 50% is transitioned.
2. Represents net debt / adjusted EBITDA post spin off of QCP, pro forma for related debt repayment.

Indicative Run Rate Financial Impact

($ in millions, except per share)

	Initial Transactions	Future Transactions	Total
Total Estimated Net Proceeds	$500 [1]	$600 – $900 [2]	$1,100 – $1,400
Estimated Debt Repayment	(500)	(600) – (675)	(1,100) – (1,175)
Estimated Capital Recycling	0	0 – (225)	0 – (225)
Estimated Impact to EBITDA	($35)	($39) - ($68)	($74) - ($103)
Other Adjustments [3]	(6)	N/A	(6)
Interest Savings [4]	20	24 – 27	44 - 47
Income from Capital Recycling [5]	N/A	0 – 12	0 - 12
Run Rate Estimated Impact to FFO	($21)	($15) - ($29)	($36) - ($50)
Run Rate Estimated FFO / Share Impact [6]	($0.04)	($0.03) - ($0.06)	($0.07) - ($0.10)

HCP will reduce its Brookdale concentration and significantly improve its credit profile

1. Represents proceeds from Brookdale's acquisition of 6 assets from HCP and CPA's acquisition of HCP's remaining investments in RIDEA II, net of HCP's acquisition of Brookdale's 10% joint venture interest in two RIDEA entities.
2. Assumes approximately 40% - 60% of the Cash NOI related to the 36 SHOP assets and 32 triple-net leased assets (future transactions) is sold at a cap rate of 6.5% - 7.5%.
3. Includes $5 million rent reduction and other adjustments related to triple-net lease asset sales.
4. Based on a blended debt rate of 4.0%.
5. Assumes cap rate of 5.5%.
6. Assumes approximately 476 million shares outstanding.

Illustrative Earnings Impact of Announced Transactions

	Earnings Impact				Commentary
	Estimated Run-Rate Impact		Estimated 2018E Impact		2018E impact assumes mid-year timing for certain transactions (see below for details)
	Low	High	Low	High	
2017E FFO as Adjusted (Aug. Guidance)	$1.89	$1.95	$1.89	$1.95	
Incremental Increase to Guidance	0.03	0.01	0.03	0.01	
2017E FFO as Adjusted - (Nov. Guidance)	**$1.92**	**$1.96**	**$1.92**	**$1.96**	
Less Announced Adjustments:					Represents the incremental impact to FFO as Adjusted assuming all 2017 capital recycling transactions occurred on 1/1/2017. See footnotes 2 and 3 on page 50 of 3Q 2017 Supplemental for assumptions.
2017 Capital Recycling	($0.08)	($0.08)	($0.08)	($0.08)	
Brookdale Transactions:					
Initial Sales + RIDEA II Sale	($0.04)	($0.04)	($0.04)	($0.04)	See page 7 of presentation. Assumes Future Sales close on 7/1/18.
Anticipated Future Sales	(0.06)	(0.03)	(0.03)	(0.01)	
Total Brookdale Transactions	($0.10)	($0.07)	($0.07)	($0.05)	
Genentech Purchase Option Exercise	($0.01)	($0.01)	($0.01)	($0.01)	Assumes Genentech purchase option proceeds of $269M (8% yield) are reinvested at 5.5% on 7/1/18.
UK Portfolio Sale	($0.01)	($0.01)	($0.01)	($0.01)	Assumes midpoint of UK Portfolio sale proceeds of $500M to $600M (6.0% - 7.0% after-tax yield) are reinvested at 5.5% on 7/1/18.
Additional Adjustments:					
YoY NOI Growth					Life Science to be impacted by the executed renewal of a ~147,000 SF lease in South San Francisco, which has a negative 2018 impact on Life Science SPP of ~$6.5 million or ~300 bps.
Developments Coming On-Line	**TO BE PROVIDED ON Q417 EARNINGS CALL**				
Annual Capital Recycling					
Other Items					
2018E FFO as Adjusted Guidance	**TBD**				

Note: All metrics are estimates and subject to change. HCP will release 2018 guidance in conjunction with its 4Q 2017 earnings release. The Brookdale transactions are not expected to impact 2017E earnings, and will have a run-rate impact on future earnings as described above. Actual 2018 FFO as Adjusted impact is expected to be lower than the run-rate scenario as asset sales / transitions are expected to occur over the course of 2018 (mid-year on average). Assumes approximately 476 million shares outstanding.

This presentation is being presented solely for your information, is subject to change and speaks only as of the date hereof. This presentation and comments made by management do not constitute an offer to sell or the solicitation of an offer to buy any securities of HCP or any investment interest in any business ventures of HCP. This presentation is not complete and is only a summary of the more detailed information included elsewhere, including in HCP's Securities and Exchange Commission filings. No representation or warranty, expressed or implied is made and no reliance should be placed on the accuracy, fairness or completeness of the information presented. HCP, its affiliates, advisers and representatives accept no liability whatsoever for any losses arising from any information contained in this presentation.

FORWARD-LOOKING STATEMENTS
Statements in this presentation, as well as statements made by management, that are not historical factual statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, without limitation, our statements regarding: (i) timing, outcomes and other details relating to current, pending or contemplated acquisitions, dispositions, developments, joint venture transactions, capital recycling and financing activities, and other transactions and terms and conditions thereof discussed in this presentation; (ii) pro forma asset concentration, operator exposure, income, yield, balance sheet, credit profile, credit metrics, and private pay percentage; and (iii) financial forecasts, financing plans, expected impact of transactions, and our economic guidance, outlook and expectations. All forward-looking statements are made as of the date hereof, are not guarantees of future performance and are subject to known and unknown risks, uncertainties, assumptions and other factors—many of which are out of our and our management's control and difficult to forecast—that could cause actual results to differ materially from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: our reliance on a concentration of a small number of tenants and operators for a significant percentage of our revenues, with our concentration in assets operated by Brookdale increasing as a result of the consummation of the spin-off of QCP on October 31, 2016; the financial condition of our existing and future tenants, operators and borrowers, including potential bankruptcies and downturns in their businesses, and their legal and regulatory proceedings, which results in uncertainties regarding our ability to continue to realize the full benefit of such tenants' and operators' leases and borrowers' loans; the ability of our existing and future tenants, operators and borrowers to conduct their respective businesses in a manner sufficient to maintain or increase their revenues and to generate sufficient income to make rent and loan payments to us and our ability to recover investments made, if applicable, in their operations; competition for tenants and operators, including with respect to new leases and mortgages and the renewal or rollover of existing leases; our concentration in the healthcare property sector, particularly in senior housing, life sciences, medical office buildings and hospitals, which makes our profitability more vulnerable to a downturn in a specific sector than if we were investing in multiple industries; availability of suitable properties to acquire at favorable prices, the competition for the acquisition and financing of those properties, and the costs of associated property development; our ability to negotiate the same or better terms with new tenants or operators if existing leases are not renewed or we exercise our right to foreclose on loan collateral or replace an existing tenant or operator upon default; the risks associated with our investments in joint ventures and unconsolidated entities, including our lack of sole decision making authority and our reliance on our partners' financial condition and continued cooperation; our ability to achieve the benefits of acquisitions and other investments within expected time frames or at all, or within expected cost projections; operational risks associated with third party management contracts, including the additional regulation and liabilities of our RIDEA lease structures; the potential impact on us and our tenants, operators and borrowers from current and future litigation matters, including the possibility of larger than expected litigation costs, adverse results and related developments; the effect on our tenants and operators of legislation, executive orders and other legal requirements, including the Affordable Care Act and licensure, certification and inspection requirements, as well as laws addressing entitlement programs and related services, including Medicare and Medicaid, which may result in future reductions in reimbursements; changes in federal, state or local laws and regulations, including those affecting the healthcare industry that affect our costs of compliance or increase the costs, or otherwise affect the operations, of our tenants and operators; volatility or uncertainty in the capital markets, the availability and cost of capital as impacted by interest rates, changes in our credit ratings, and the value of our common stock, and other conditions that may adversely impact our ability to fund our obligations or consummate transactions, or reduce the earnings from potential transactions; changes in global, national and local economic or other conditions, including currency exchange rates; our ability to manage our indebtedness level and changes in the terms of such indebtedness; competition for skilled management and other key personnel; the ability to maintain our qualification as a real estate investment trust; and other risks and uncertainties described from time to time in our filings with the Securities and Exchange Commission. We caution investors not to place undue reliance on any forward-looking statements. We assume no, and hereby disclaim any, obligation to update any of the foregoing or any other forward-looking statements as a result of new information or new or future developments, except as otherwise required by law.